UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BC Partners Lending Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number)

Darryl Pinsker, c/o Global Atlantic Financial Company, 4 World Trade Center,
150 Greenwich Street, New York, NY 10007 (917) 438 9856

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [N/A]		SCHEDULE 13D

1.	Names of Reporting Persons Forethought Life Insurance Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 210,554.33

	8.	Shared Voting Power

	9.	Sole Dispositive Power 210,554.33

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,554.33

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.0%(1)

14.	Type of Reporting Person (See Instructions) IC

(1) Rounded up from actual investment of 24.99%.

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of BC Partners Lending Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 650 Madison Avenue, New York, NY 10022.

Item 2. Identity and Background

(a)         This Schedule 13D is being filed by Forethought Life Insurance Company (the “Reporting Person,” or “Forethought”), an Indiana domiciled life insurance company.

(b)         Address: 10 West Market Street, Suite 2300, Indianapolis, IN 46204.

(c)          Principal Business: The Reporting Person is a life insurance company engaged in the business of writing life insurance and individual variable, fixed and fixed indexed annuities.

(d)         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e)          The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person purchased 210,554.33 shares of common stock of the Issuer, using $5,263,858.15 from its working capital.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person may also seek to increase the total number of directors on the Issuer’s board and to have one of its officers elected to the board.  Although there have been preliminary discussions with officers of the Issuer regarding the Reporting Person’s interest in such a board role, there is presently no arrangement or understanding pursuant to which the Reporting Person has or will receive such a board role. The Issuer has, however, extended certain “board observer” rights to the Reporting Person. While the Reporting Person presently has no definitive plans for additional acquisitions of shares of Common Stock, it intends to review its investment in the Issuer on a continuing basis and it may subscribe for additional shares during future transactions depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by its board, price levels of the shares of Common Stock, and other investment opportunities available to the Reporting Persons. The Reporting Person does not presently intend that its interest in the Issuer will exceed 24.99% of the Common Stock outstanding at any time.

Item 5. Interest in Securities of the Issuer

As of the date of this filing:

(a)         The Reporting Person beneficially owns 210,554.33 shares of common stock of the Issuer, which represents 24.99% of the outstanding shares of the Issuer.

(b)         The Reporting Person has sole power to vote, or direct the vote, and the sole power to dispose, or direct to dispose, its holdings described in Item 5(a). However, the Reporting Person and the Issuer executed a letter agreement on September 25, 2019 (the “Letter Agreement”), which such Letter Agreement is attached hereto as Exhibit 99.1, pursuant to which the Reporting Person may only exercise its voting power up to a total of 9.9% of the Issuer’s outstanding voting securities.

Certain terms of the Letter Agreement may represent a granting of a voting proxy in respect of the voting interest above 9.9%.

(c)          Not applicable.

(d)         The Reporting Person does not know of any person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Person.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The only contracts, arrangements, understandings or relationships responsive to this Item 6 are those described above regarding the Reporting Persons interest in seeking to elect a Forethought representative to the Issuer’s board of directors (see response to Item 4 above), and the voting limitation terms as described in the Letter Agreement (see response to Item 5(b) above). The Reporting Persons does not presently intend that any of the foregoing understandings or relationships will represent control over the business or affairs of the Issuer by the Reporting Persons or its affiliates.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1:	Letter Agreement, by and between Reporting Person, and BC Partners Lending Corporation, dated September 25, 2019.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	October 24, 2019	Signature:	/s/ Lorenzo Lorilla

		Name:	Lorenzo Lorilla

		Title:	Managing Director